Exhibit 99.1

Rogers Announces Results and Upsize of its Cash Tender Offers for Eight Series of U.S. Dollar Debt Securities

TORONTO, July 21, 2025 – Rogers Communications Inc. (“Rogers” or the “Company”) (TSX: RCI.A and RCI.B; NYSE: RCI) announced (i) the release of the results of its previously announced eight separate offers (the “Offers”) to purchase for cash any and all of the outstanding notes of each series listed in the table below (collectively, the “Notes”), and (ii) that Rogers is increasing the aggregate Total Consideration payable for all Notes it will accept for purchase in the Offers, excluding accrued but unpaid interest, from the previously announced amount of US$1,250,000,000 to US$1,400,000,000 (the “Consideration Cap Amount”). The increased Consideration Cap Amount is sufficient to enable Rogers to accept for purchase all (1) 4.350% Senior Notes due 2049, (2) 3.700% Senior Notes due 2049, (3) 4.300% Senior Notes due 2048, (4) 4.500% Senior Notes due 2043 and (5) 5.000% Senior Notes due 2044, in each case, that were validly tendered prior to or at the Expiration Date and not validly withdrawn (as well as all of the Notes of such series that were tendered pursuant to the Guaranteed Delivery Procedures).

The Offers were made upon the terms and subject to the conditions set forth in the Offer to Purchase dated July 11, 2025 relating to the Notes (the “Offer to Purchase”) and the notice of guaranteed delivery attached as Appendix A thereto (the “Notice of Guaranteed Delivery” and, together with the Offer to Purchase, the “Tender Offer Documents”). Capitalized terms used but not defined in this news release have the meanings given to them in the Offer to Purchase.

The Offers expired at 5:00 p.m. (Eastern time) on July 18, 2025 (the “Expiration Date”). The Guaranteed Delivery Date is 5:00 p.m. (Eastern time) on July 22, 2025. The Settlement Date will be July 23, 2025.

According to information provided by D.F. King & Co., Inc., the Information and Tender Agent in connection with the Offers, US$2,765,201,000 combined aggregate principal amount of Notes were validly tendered prior to or at the Expiration Date and not validly withdrawn. In addition, US$24,666,000 combined aggregate principal amount of Notes were tendered pursuant to the Guaranteed Delivery Procedures and remain subject to the Holders’ performance of the delivery requirements under such procedures. The table below provides certain information about the Offers, including the aggregate principal amount of each series of Notes validly tendered and not validly withdrawn at or prior to the Expiration Date and the aggregate principal amount of Notes reflected in Notices of Guaranteed Delivery delivered at or prior to the Expiration Date pursuant to the Tender Offer Documents.

Acceptance Priority Level	Title of Notes	Principal Amount Outstanding (in millions)	CUSIP / ISIN Nos.(1)	Total Consideration(2)	Principal Amount Tendered(3)	Principal Amount Accepted(3)	Principal Amount Reflected in Notices of Guaranteed Delivery
1	4.350% Senior Notes due 2049	US$1,250	775109 BN0 / US775109BN09	US$814.59	US$589,372,000	US$589,372,000	US$1,853,000
2	3.700% Senior Notes due 2049	US$1,000	775109 BP5 / US775109BP56	US$738.97	US$457,659,000	US$457,659,000	US$3,311,000
3	4.300% Senior Notes due 2048	US$750	775109 BG5 / US775109BG57	US$814.06	US$243,879,000	US$243,879,000	US$475,000
4	4.500% Senior Notes due 2043	US$500	775109 AX9 / US775109AX99	US$853.97	US$117,898,000	US$117,898,000	nil
5	5.000% Senior Notes due 2044	US$1,050	775109 BB6 / US775109BB60	US$900.44	US$298,325,000	US$298,325,000	US$3,344,000
6	5.450% Senior Notes due 2043	US$650	775109AZ4 / US775109AZ48	US$940.99	US$193,447,000	nil	US$7,118,000
7	2.900% Senior Notes due 2026	US$500	775109 BF7 / US775109BF74	US$980.36	US$174,351,000	nil	US$320,000
8	3.800% Senior Notes due 2032	US$2,000	775109CC3 / C7923QAG3 / 775109CH2 / US775109CC35 / USC7923QAG31 / US775109CH22	US$926.39	US$690,270,000	nil	US$8,245,000

(1)	No representation is made by the Company as to the correctness or accuracy of the CUSIP numbers or ISINs listed in this news release or printed on the Notes. They are provided solely for convenience.

(2)	The total consideration for each series of Notes (such consideration, the “Total Consideration”) payable per each US$1,000 principal amount of such series of Notes validly tendered for purchase.

(3)
The amounts exclude the principal amounts of Notes for which Holders have complied with certain procedures applicable to guaranteed delivery pursuant to the Guaranteed Delivery Procedures. Such amounts remain subject to the Guaranteed Delivery Procedures. Notes tendered pursuant to the Guaranteed Delivery Procedures are required to be tendered at or prior to 5:00 p.m. (Eastern time) on July 22, 2025.

Overall, US$1,707,133,000 aggregate principal amount of Notes have been accepted for purchase, excluding the Notes delivered pursuant to the Guaranteed Delivery Procedures. The Company’s obligation to complete an Offer with respect to a particular series of Notes validly tendered is conditioned on the satisfaction of conditions described in the Offer to Purchase, including that the aggregate Total Consideration payable for all Notes purchased in the Offers not exceed the Consideration Cap Amount (after giving effect to the increase described above), and on the Consideration Cap Amount (after giving effect to the increase described above) being sufficient to pay the Total Consideration for all validly tendered and not validly withdrawn Notes of such series (after accounting for all validly tendered Notes that have a higher Acceptance Priority Level) (the “Consideration Cap Condition”). The purchase of all the Notes validly tendered and not validly withdrawn in the Offers (including those anticipated to be tendered pursuant to the Guaranteed Delivery Procedures) would cause the Consideration Cap Condition to not be satisfied with respect to all Offers for the Notes. Accordingly, in accordance with the Consideration Cap Condition,

(i) Rogers has accepted for purchase all of the Notes with an Acceptance Priority Level in the table above of 1 through 5 (inclusive), in each case, that have been validly tendered and not validly withdrawn at or prior to the Expiration Date (and will accept all Notes of such series that are properly tendered pursuant to the Guaranteed Delivery Procedures), and

(ii) Rogers has not accepted for purchase any of the Notes with an Acceptance Priority Level in the table above of 6 through 8 (inclusive).

Upon the terms and subject to the conditions set forth in the Offer to Purchase, Holders whose Notes have been accepted by the Company for purchase in the Offers will receive the applicable Total Consideration specified in the table above for each US$1,000 principal amount of such Notes in cash on the Settlement Date.

In addition to the applicable Total Consideration, Holders whose Notes have been accepted by the Company for purchase pursuant to an Offer will receive a cash payment equal to the accrued and unpaid interest on such Notes from and including the immediately preceding interest payment date for such Notes to, but excluding, the Settlement Date (the “Accrued Coupon Payment”). Interest will cease to accrue on the Settlement Date for all Notes accepted for purchase in the Offers. Under no circumstances will any interest be payable because of any delay in the transmission of funds to Holders by The Depository Trust Company (“DTC”) or its participants.

The Company has retained BofA Securities, Inc., Citigroup Global Markets Inc., Mizuho Securities USA LLC and Wells Fargo Securities, LLC to act as joint lead dealer managers (the “Dealer Managers”) for the Offers. Questions regarding the terms and conditions for the Offers should be directed to BofA Securities, Inc at +1 (888) 292-0070 (toll-free) or +1 (980) 387-3907 (collect), Citigroup Global Markets Inc. at +1 (800) 558-3745 (toll-free) or +1 (212) 723-6106 (collect), Mizuho Securities USA LLC at +1 (866) 271-7403 (toll-free) or +1 (212) 205-7741 (collect) or Wells Fargo Securities, LLC at +1 (866) 309-6316 (toll-free) or +1 (704) 410-4235 (collect).

D.F. King & Co., Inc. is acting as the Information and Tender Agent for the Offers. Questions or requests for assistance related to the Offers or for additional copies of the Offer to Purchase may be directed to D.F. King & Co., Inc. in New York by telephone at +1 (212) 269-5550 (for banks and brokers only) or +1 (877) 478-5047 (for all others toll-free), or by email at rci@dfking.com. You may also contact your broker, dealer, commercial bank, trust company or other nominee for assistance concerning the Offers. The Tender Offer Documents can be accessed at the following link: www.dfking.com/rci.

If the Company terminates any Offer with respect to one or more series of Notes, it will give prompt notice to the Information and Tender Agent, and all Notes tendered pursuant to such terminated Offer will be returned promptly to the tendering Holders thereof. With effect from such termination, any Notes blocked in DTC will be released.

Offer and Distribution Restrictions

This news release is for informational purposes only. This news release is not an offer to purchase or a solicitation of an offer to sell any Notes or any other securities of the Company or any of its subsidiaries. The Offers are being made solely pursuant to the Offer to Purchase. The Offers are not being made to Holders of Notes in any jurisdiction in which the making or acceptance thereof would not be in compliance with the securities, “blue sky” or other laws of such jurisdiction. In any jurisdiction in which the securities or “blue sky” laws require the Offers to be made by a licensed broker or dealer, the Offers will be deemed to have been made on behalf of the Company by the Dealer Managers or one or more registered brokers or dealers that are licensed under the laws of such jurisdiction.

No action has been or will be taken in any jurisdiction that would permit the possession, circulation or distribution of either this news release, the Offer to Purchase or any material relating to the Company or the Notes in any jurisdiction where action for that purpose is required. Accordingly, neither this news release, the Offer to Purchase nor any other offering material or advertisements in connection with the Offers may be distributed or published, in or from any such country or jurisdiction, except in compliance with any applicable rules or regulations of any such country or jurisdiction.

Caution Concerning Forward-looking Statements

This news release includes “forward-looking information” within the meaning of applicable Canadian securities laws, and “forward-looking statements”, within the meaning of the United States Private Securities Litigation Reform Act of 1995 (collectively referred to herein as “forward-looking information” or “forward-looking statements”), about, among other things, the terms and timing for completion of the Offers, including the acceptance for purchase of Notes validly tendered, the Consideration Cap Amount and the expected Settlement Date.

This forward-looking information is based on a number of expectations and assumptions as of the date of this news release. Actual events and results may differ materially from what is expressed or implied by forward‐looking information if the underlying expectations and assumptions prove incorrect or our objectives, strategies or intentions change or as a result of risks, uncertainties and other factors, many of which are beyond our control, including, but not limited to, the risks described under the headings “About Forward Looking Information” and “Risks and Uncertainties Affecting our Business” in our management’s discussion and analysis for the year ended December 31, 2024.  The Company is under no obligation to update or alter any statements containing forward-looking information, whether as a result of new information, future events or otherwise, except as required by law.

Forward-looking information is provided herein for the purpose of giving information about the proposed Offers. Readers are cautioned that such information may not be appropriate for other purposes. The Company’s obligation to complete an Offer with respect to a particular series of Notes validly tendered is conditioned on the satisfaction of conditions described in the Offer to Purchase, including the Consideration Cap Condition. Accordingly, there can be no assurance that repurchases of the Notes under the Offers will occur at all or at the expected time indicated in this news release.

About Rogers Communications Inc.

Rogers is Canada’s leading communications and entertainment company and its shares are publicly traded on the Toronto Stock Exchange (TSX: RCI.A and RCI.B) and on the New York Stock Exchange (NYSE: RCI). For more information, please visit rogers.com or investors.rogers.com.

For more information:

Investor Relations
investor.relations@rci.rogers.com
1-844-801-4792